SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Solid Power, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83422N 105

(CUSIP Number)

Douglas Campbell

486 S. Pierce Ave., Suite E

Louisville, CO

(303) 219-0720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

James Liebscher Chief Legal Officer Solid Power, Inc. 486 S. Pierce Avenue, Suite E Louisville, CO 80027 (303) 219-0720	Mark B. Baudler Austin D. March Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

December 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422N 105

1	NAMES OF REPORTING PERSON Douglas Campbell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER
SHARES		11,773,329(1)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,773,329(1)
PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,773,329(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 6,682,160 shares of common stock of Solid Power, Inc. (“Common Stock”) and 5,091,169 shares of Common Stock issuable upon exercise of options.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by Mr. Campbell by (b) the sum of (i) 167,557,988 shares of Common Stock outstanding as of December 8, 2021 and (ii) 5,091,169 shares of Common Stock deemed to be beneficially owned by Mr. Campbell that are issuable upon exercise of options held by Mr. Campbell.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Solid Power, Inc. (f/k/a Decarbonization Plus Acquisition Corporation III) (the “Issuer”). The principal executive offices of the Issuer are located at 486 S. Pierce Ave., Suite E, Louisville, CO 80027. The Issuer’s Common Stock is listed on the Nasdaq Global Select Market under the symbol “SLDP.”

Item 2. Identity and Background.

(a)	Douglas Campbell (the “Reporting Person”)

(b)	The address for the principal business office of Mr. Campbell is:

486 S. Pierce Ave., Suite E Louisville, CO 80027

(c)	The principal occupation of Douglas Campbell is serving as Chief Executive Officer of the Issuer and as a member of the Issuer’s board of directors.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Douglas Campbell—USA

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated June 15, 2021 (as amended, the “Business Combination Agreement”), by and among the Issuer, DCRC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Solid Power Operating, Inc., a Colorado corporation (f/k/a Solid Power, Inc., “Legacy Solid Power”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Solid Power was effected through the merger of Merger Sub with and into Legacy Solid Power, with Legacy Solid Power surviving as the surviving company and as a wholly owned subsidiary of Issuer (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “business combination”). The business combination closed on December 8, 2021 (the “Closing”).

In connection with the Closing, and subject to the terms and conditions of the Business Combination Agreement, each outstanding share of Legacy Solid Power’s common stock was canceled and converted into the right to receive the number of shares of the Issuer’s Common Stock equal to such number of shares multiplied by approximately 3.182 (the “Exchange Ratio”), and each outstanding Legacy Solid Power option was converted into an Issuer option based on the Exchange Ratio applicable to shares of Legacy Solid Power common stock. Following the Closing, each exchanged Legacy Solid Power option continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Legacy Solid Power option immediately prior to the Closing.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Business Combination Agreement, Douglas Campbell tendered 2,100,000 shares of Legacy Solid Power common stock and fully vested options to purchase 1,600,000 shares of Legacy Solid Power common stock for 6,682,160 shares of Common Stock and options to purchase 5,091,169 shares of Common Stock, respectively. Mr. Campbell also tendered unvested options to purchase shares of Legacy Solid Power common stock, which resulted in Mr. Campbell owning options to an additional 477,296 shares of Common Stock, which options are subject to certain ongoing vesting conditions.

Douglas Campbell serves as Chief Executive Officer of the Issuer and as a member of the Issuer’s board of directors and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Stockholder Support Agreement and the Issuer’s Amended and Restated Bylaws (the “Bylaws”), each described in Item 6 of this Schedule 13D, and the Issuer’s Insider Trading Policy, Mr. Campbell may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 11,773,329 shares of Common Stock, or 6.8% of the Issuer’s Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 167,557,988 shares of Common Stock outstanding as of December 8, 2021 plus 5,091,169 shares of Common Stock deemed to be beneficially owned by Mr. Campbell that are issuable upon exercise of options held by Mr. Campbell.

(b) Mr. Campbell has sole voting and dispositive power with respect to 6,682,160 shares of Common Stock and 5,091,169 shares of Common Stock issuable upon exercise of currently vested options.

(c) Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

A&R Registration Rights Agreement

In connection with the Closing, on December 8, 2021, the Issuer entered into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) with the holders named therein, including Mr. Campbell (all such holders, collectively, the “Reg Rights Holders”). Pursuant to the A&R Registration Rights Agreement, the Issuer is obligated to, within 30 days after the Closing, file with the Securities and Exchange Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and the Issuer is obligated to use its reasonable best efforts to have the Resale Registration Statement declared effective as promptly as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders can demand the Issuer’s assistance with underwritten offerings and block trades, and the Reg Rights Holders will be entitled to certain piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by the Issuer if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement.

This summary is qualified by the actual terms of the Amended and Restated Registration Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Lock-Up Obligations

In connection with the execution of the Business Combination Agreement, on June 15, 2021, the Issuer and certain Legacy Solid Power stockholders, including Mr. Campbell, entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”) pursuant to which, among other things, such stockholders agreed, subject to certain exceptions, not transfer any of their shares of Common Stock received in the Merger or shares issuable upon exercise of any options to purchase Common Stock received in the Merger for the period described in the Amended and Restated Bylaws of the Company (the “Bylaws”).

The Bylaws provide that the securities of the Issuer received as consideration pursuant to the Business Combination Agreement (collectively, the “Lock-Up Shares”) may generally not be transferred before the earliest of (a) June 6, 2022, (b) the termination, expiration or waiver of the Founder Shares Lock-up Period (as defined is defined in that certain letter agreement dated March 23, 2021 by and among the Issuer and other parties named therein), and (c) the date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

This summary is qualified by the actual terms of the Stockholder Support Agreement and the Bylaws, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 13, 2021).
2	Stockholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 15, 2021).
3	Amended and Restated Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 13, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2021

Douglas Campbell

By:	/s/ Douglas Campbell
Name:	Douglas Campbell